Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

September 28, 2015

VIA EDGAR

John Reynolds, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Response to SEC Staff Comment Letter dated August 25, 2015 Singer Madeline Holdings, Inc. Registration Statement on Form S-4 Filed July 30, 2015 File No. 333-205940

Dear Mr. Reynolds:

On behalf of Singer Madeline Holdings, Inc. (“Holdings” or the “Issuer”), this letter responds to your letter, dated August 25, 2015 (the “Comment Letter”), regarding the above referenced filing (as amended from time to time, the “Registration Statement”) relating to the proposed transaction, pursuant to which Martha Stewart Living Omnimedia, Inc. (“MSLO”) and Sequential Brands Group, Inc. (“Sequential”) will become wholly-owned subsidiaries of Holdings. Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed electronically on EDGAR today. For your convenience, the Issuer has also filed on EDGAR marked copies of Amendment No. 1 showing all changes made to the original Registration Statement.

Set forth below are the Issuer’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Comment Letter. For your convenience, the Staff’s comments have been reproduced below in bold-face font. Please note that all page numbers in the responses below are references to the page numbers of Amendment No. 1, unless otherwise noted. Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Registration Statement.

General

Comment 1: We note that in this Form S-4 you are also registering 20,252,355 shares held by the 51% Sequential stockholders that executed written consents on June 22, 2015 to adopt and approve the merger. Because it appears that the Sequential entered into a Section 4(a)(2) transaction with these stockholders, please tell us why these shares are included in the filing.

Mr. John Reynolds

September 28, 2015

The Issuer acknowledges the Staff’s comment and notes that it is not registering the 20,252,355 shares it will issue to the Sequential stockholders that executed written consents on June 22, 2015 to adopt and approve the mergers (the “consenting holder shares”). Accordingly, the Issuer has revised the disclosure in the Registration Statement to remove the 20,252,355 shares from the fee table. We expect the Issuer to register such consenting holder shares on a resale registration statement on Form S-3. In addition, corresponding disclosure has been included throughout the combined statement/prospectus to clarify that such shares are not being registered on the Registration Statement.

Comment 2: On page 2 you state that Tengram Capital Partners Gen2 Fund, L.P., BlackRock, Inc., Buckingham Capital Management, Carlyle Galaxy Holdings, L.P., Siguler Guff Small Buyout Opportunities Fund II, LP and William Sweedler and certain of their affiliates consented in writing to the transaction. Please disclose the method by which the written consent of the consenting stockholders was obtained and provide us with your analysis of whether management engaged in a partial solicitation subject to the filing requirements and provisions of Regulation 14A.

The Issuer supplementally advises the Staff that the written consents of the Sequential stockholders referenced in the Registration Statement were obtained through the efforts of Tengram Capital Partners (“Tengram”), a stockholder of Sequential. Tengram was aware of the Sequential Board’s deliberations through its representation on the Sequential Board and through consulting services it provides to Sequential. Tengram or its representatives engaged in private conversations, subject to non-disclosure agreements, with each of the consenting holders on or around the time of the execution of the merger agreement and requested, following the execution thereof, if such holders would consent thereto. Tengram solicited such consents in its capacity as a stockholder since it believed the mergers to be in the best interests of Sequential and its stockholders. The Issuer has been advised that Tengram solicited the consents from the other consenting stockholders in reliance on the exemption provided under Rule 14a-2(b)(2) for solicitations made “otherwise than on behalf of the registrant.” Such solicitation was made to not more than 10 stockholders.

The disclosure in the Registration Statement has been revised to clarify that the signed written consents representing a majority of the outstanding shares of Sequential stock were obtained by a third-party stockholder in reliance on the exemption provided for by Rule 14a-2(b)(2). Please see pages 2 and 74 of Amendment No. 1.

Comment 3: Because shareholders will not make their election at the same time that they vote on the merger, please provide us an analysis of the applicability of the tender offer rules to the cash election.

The Issuer respectfully submits that the provision in the Merger Agreement (defined below) that provides MSLO stockholders the option to make a cash election does not give rise to a tender offer within the meaning of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”). The Issuer is neither soliciting tenders of shares of MSLO common stock, nor is it offering to purchase those shares. Rather, the “cash election” feature in the MSLO merger is consistent with the cash election features described in “Situation B” of the Staff’s Interpretations Concerning the Application of Registration Requirements to Certain Tender Offers and the Application of Tender Offer Provisions to Certain Cash-Option Mergers, Release No. 34-14699, dated April 24, 1978 (the “Release”). In the Release, the Staff explained that under the circumstances described in “Situation B” it would not require a tender offer filing so long as the cash election occurs during the same time period that stockholders are voting on the merger proposal.

Mr. John Reynolds

September 28, 2015

As described more fully below, the period for MSLO stockholders to make a cash election is expected to run concurrently with the solicitation of proxies on the MSLO merger and terminate immediately prior to the MSLO special meeting. The election form will be delivered concurrently with copies of the combined statement/prospectus to MSLO stockholders.

The Agreement and Plan of Merger dated as of June 22, 2015 (the “Merger Agreement”) provides that the election deadline will be the close of business on the date immediately prior to the MSLO special meeting or, if required regulatory and antitrust approvals have not been obtained by such time, three business days prior to the effective time of the mergers. The Merger Agreement originally allowed the election deadline to occur after the stockholder meeting because the parties wanted the MSLO stockholders to make an election close in time to the closing and they recognized that a regulatory delay might occur. However, the only required regulatory or antitrust approval at issue was the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). On July 17, 2015, the Federal Trade Commission granted early termination of the waiting period under the HSR Act. In light of such early termination, the Issuer expects that the election of MSLO stockholders will occur substantially contemporaneously with the vote of the MSLO stockholders, consistent with the fact pattern in “Situation B” described in the Release. Closing of the mergers is expected to occur promptly after approval by the MSLO stockholders. The parties intend that the election deadline occur immediately prior to the MSLO stockholder vote, and pages 36, 76 and 140 of Amendment No. 1 have been revised to disclose this intention.

Should there be an unexpected regulatory or other delay causing the election deadline to fall on a date after the date of the MSLO special meeting, the Issuer believes any such delay would be short, and that in all events the application of the SEC’s tender offer rules to the election process would be unwarranted and not provide any new or relevant disclosure for MSLO stockholders.

We also note that in a series of no-action letters issued subsequent to the Release, the Staff expanded the scope of its position on tender offers beyond “Situation B” and permitted the election process to be conducted after the shareholder vote on the related merger without requiring compliance with the SEC’s tender offer rules. See United Virginia Bankshares, Inc. (available March 21, 1983); Chemical New York Corporation (available May 4, 1987); Fidelcor, Inc. (available June 27, 1983); Dauphin Deposit Corporation (available February 7, 1983); The Kansas Power and Light Company (available February 13, 1991); Entergy Corporation (available November 13, 1992). Moreover, the situation in which the Staff expressed concern in prior no-action letters (where a significant amount of time was expected to pass between a vote on the merger transaction and the cash election deadline) is not expected to occur in the circumstances at hand. Therefore, we believe this situation falls squarely with “Situation B” and the line of no-action letters issued after the Release allowing for such cash election provisions without compliance with the SEC’s tender offer rules.

Mr. John Reynolds

September 28, 2015

For all the foregoing reasons, we believe that the application of Sections 14(d) and 14(e) of the Exchange Act to the cash election in this transaction is unwarranted and would not result in any additional, meaningful disclosure or protection to MSLO stockholders in making an election decision in this transaction.

Letter to Stockholders of MSLO

Comment 4: Please disclose in the letter that MSLO’s shareholders will not know at the time of the vote the number of Holdings common stock they will receive and disclose the time period anticipated between the vote and the closing.

The Issuer respectfully notes that the letter to Stockholders of MSLO disclosed in Amendment No. 1 has been revised to reflect the disclosure requested by the Staff.

Questions and Answers, Page 1

Comment 5: You disclose that the election deadline may occur before or after the MSLO special meeting, depending on whether the required regulatory and antitrust approvals have been obtained. The HSR Act waiting period was terminated on July 17, 2015, but you do not describe any other required regulatory approvals that may be pending on the date you mail the information and proxy statements. Please clarify throughout the filing when you expect the election deadline to occur.

As explained in the response to Comment No. 3, the only required regulatory or antitrust approval was approval under the HSR Act, which was received on July 17, 2015 when the FTC granted early termination of the waiting period under the HSR Act. As a result, the election deadline is expected to be the close of business on the date immediately prior to the MSLO special meeting. The Issuer respectfully notes that pages 23, 76, 77 and 140 of Amendment No. 1 have been revised to reflect additional disclosure about the election deadline.

Comment 6: Please include an illustrative table using a reasonable range of Sequential share prices with columns indicating the respective exchange ratios and other relevant information, such as the potential effects of the proration procedures.

The Issuer respectfully notes that pages 2 and 171 of Amendment No. 1 have been revised to respond to the Staff’s comment.

Mr. John Reynolds

September 28, 2015

Summary Historical Financial Data of Sequential, page 30

Comment 7: Please tell us why you have presented only three years of financial data instead of the five years prescribed by Item 301 of Regulation S-K. Please revise or advise.

The Issuer respectfully notes that page 30 of Amendment No.1 has been revised to present five years of financial data in accordance with Item 301 of Regulation S-K.

Background of the Mergers, page 50

Comment 8: Please identify counsel to Ms. Stewart.

The Issuer respectfully advises the Staff that the “Background of the Mergers” appearing on page 50 of Amendment No. 1 has been revised to identify counsel to Ms. Stewart.

Comment 9: We note your disclosure regarding the presentations made by the financial advisors. Please provide us supplemental copies of any materials, such as board books, used in presentations to the Special Committee, the MSLO Board of Directors or the Sequential Board of Directors.

A copy of the presentation materials provided to the Sequential Board of Directors by Consensus Securities LLC (“Consensus”) for purposes of their fairness opinion analysis is being furnished to the Staff under separate cover by Ropes & Gray LLP, counsel to Consensus, along with a request for confidential treatment of such materials under the Freedom of Information Act. Consensus has advised us that they will request that such materials be returned promptly to Ropes & Gray LLP following completion of the Staff’s review thereof.

A copy of the presentation materials provided to the Special Committee by Moelis & Company LLC (“Moelis”) for purposes of their fairness opinion analysis is being furnished supplementally to the Staff under separate cover by O’Melveny & Myers LLP, counsel to Moelis, along with a request for confidential treatment of such materials under the Freedom of Information Act. Moelis has advised us that they will request that such materials be returned promptly to O’Melveny & Myers LLP following completion of the Staff’s review thereof.

Litigation Related to the Merger, page 78

Comment 10: Please provide, on a supplemental basis, copies of all the complaints.

As requested, concurrently herewith, Gibson, Dunn & Crutcher LLP is furnishing to the Staff on a supplemental basis, under separate cover, a copy of the complaints referenced in the Registration Statement.

Opinion of Sequential’s Financial Advisor, page 153

Comment 11: Please expand the compensation disclosure on page 158 to disclose the aggregate compensation received by Consensus Securities LLC in the past two years for all services, including those in connection with the acquisition of Galaxy Brand Holdings, Inc.

The Issuer respectfully advises the Staff that page 157 of Amendment No. 1 has been revised to disclose the aggregate compensation received by Consensus Securities LLC in the past two years for all services.

Mr. John Reynolds

September 28, 2015

Interests of Certain Persons in the Mergers, page 158

Comment 12: We note the disclosure in Sequential’s definitive proxy statement filed on April 16, 2015 that Sequential engaged Tengram to provide services pertaining to mergers and acquisitions pursuant to a consulting services agreement. We also note that Tengram participated in some of the negotiations relating to the merger. If Tengram provided any services to Sequential in connection with the merger, please disclose in this section and under Background of the Mergers.

The Issuer respectfully advises the Staff that pages 21, 67 and 107 of Amendment No. 1 have been revised to describe consulting services provided by Tengram.

Unaudited Pro Forma Condensed Combined Financial Information, page 161

Comment 13: Please revise your pro forma financial information to include the financial information for the interim period ended June 30, 2015.

The Issuer respectfully advises the Staff that the pro forma financial information included in Amendment No. 1 has been revised for the interim period ended June 30, 2015.

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2015, page 163

Comment 14: We note your pro forma adjustments ‘(b)’ eliminate the “Deferred license revenue” and “Other deferred revenue” in amounts of $14,691 and $8,552, respectively, recorded in MSLO’s historical balance sheet as of March 31, 2015. We also note these items are not included in your purchase price allocation adjustments ‘(d)’. Tell us what the “Deferred license revenue” and “Other deferred revenue” represent and how the adjustments eliminating “Deferred license revenue” and “Other deferred revenue” are directly attributable to the transaction, factually supportable and appropriate to include.

The majority of the deferred revenue balance relates to an arrangement between MSLO and J.C. Penney Corporation, Inc. (“J.C. Penney”). On December 6, 2011, MSLO and J.C. Penney entered into a 10 year agreement (the “Commercial Agreement”) whereby MSLO designs Martha Stewart branded products for J.C. Penney to sell in various product categories. Under the Commercial Agreement, J.C. Penney pays design fees to MSLO, as well as royalties based on the sales of these products. There are minimum annual guaranteed royalty payments due to MSLO, as stipulated in the Commercial Agreement, over the 10 year term. At the same time, J.C. Penney purchased 11 million restricted and unregistered MSLO Class A common stock and one share of MSLO’s Series A Preferred Stock, par value $0.01 per share (the “MSLO Series A Preferred Stock”).

On October 21, 2013, MSLO and J.C. Penney entered into an amendment (the “Amendment”) to the Commercial Agreement. The Amendment reduced the term and product categories of the Commercial Agreement and provided for the return of the 11,000,000 shares of MSLO’s Class A common stock held by J.C. Penney (the “Returned Shares”) and the one share of MSLO Series A Preferred Stock, held by J.C. Penney. Upon surrender by J.C. Penney of the Returned Shares and the MSLO Series A Preferred Stock, MSLO retired the Returned Shares and the one share of MSLO Series A Preferred Stock, held by J.C. Penney. MSLO concluded that the Commercial Agreement and the Amendment should be considered one overall arrangement since MSLO had not substantially completed its performance obligations pursuant to the original arrangement. As such, MSLO determined it should treat the consideration consistently with the recognition of the initial arrangement; the additional consideration should be recognized as revenue on a ratable basis over the remaining service period.

Mr. John Reynolds

September 28, 2015

Accordingly, MSLO accounted for the modification at the fair value of the Returned Shares, at approximately $24.9 million based upon the closing price of the shares on October 21, 2013. In connection with this non-cash transaction, MSLO recorded charges to accumulated deficit and Class A Common Stock of approximately $24.8 million and $0.1 million, respectively. Offsetting these charges was deferred revenue of approximately $24.9 million of which $13.5 million remained at June 30, 2015. The deferred revenue is being recognized by the Issuer on a straight-line basis as royalty revenue over the amended term ending on June 30, 2017.

At June 30, 2015, MSLO’s deferred revenue balance amounted to $22.9 million including the above. The remaining $8.8 million of the $22.9 million relates to deferred revenue associated with various business partnerships. The key consideration of the Issuer in determining how much future revenue it will be entitled to recognize is whether or not there exists a continuing performance obligation after the consummation of the mergers. The Issuer believes that there is not a continuing performance obligation for almost all of this revenue and as such the Issuer will continue to classify approximately $1.4 million of MSLO’s deferred revenue upon the consummation of the acquisition which reflects the anticipated cost plus a reasonable margin to fulfill $2.1 million of deferred revenue recorded at June 30, 2015 relating to an MSLO book license.

The Issuer respectfully advises the Staff that footnote (m) on page 164 of Amendment No. 1 has been added to disclose the information above.

Comment 15: Please expand your footnote disclosures to clearly identify the underlying amounts related to the pro forma adjustments ‘(j)’, ‘(k)’, ‘(l)’ and ‘(m)’. Please show us the debits and credits that make up the adjustments, how these adjustments were determined and explain how such adjustments are factually supportable.

The Issuer respectfully advises the Staff that footnotes (f), (g), (h) and (i) on page 164 of Amendment No. 1 have been revised to identify the underlying amounts and include additional disclosure about the adjustments.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2014, page 166

Comment 16: Your pro forma adjustment ‘(h)’ includes 1,375,010 Galaxy acquisition hold back shares in the pro forma basic and diluted loss per share calculation for the year ended December 31, 2014. Please tell us how this adjustment is directly attributable to the transaction and factually supportable.

Mr. John Reynolds

September 28, 2015

The Issuer advises the Staff that it is required to include in the computation of the denominator of dilutive earnings per share any unvested restricted shares with a performance condition if the restricted shares are dilutive and if their conditions (a) have been satisfied at the reporting date or (b) would have been satisfied if the reporting date was the end of the performance period. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014 assumes that the acquisition of Galaxy Brand Holdings, Inc. occurred on January 1, 2014. As a result, the performance measure would have been satisfied and the Issuer has included the shares in both the pro forma basic and diluted earnings per share calculations. The Issuer respectfully advises the Staff that footnote (h) on page 165 of Amendment No. 1 has been revised to clarify the reason for this adjustment.

Comment 17: We note your adjustment ‘(a)’ eliminating various expenses totaling $21,572 relating to Galaxy acquisition. Please provide us the details of these expenses and explain to us how this adjustment is directly attributable to the transaction and factually supportable.

The adjustment of $21,572 represents the elimination of Galaxy Brand Holdings, Inc. severance costs, deal costs and contract amendment fees that were recorded by Galaxy Brand Holdings, Inc. in their August 15, 2014 closing financial statements. Galaxy Brand Holdings, Inc. recorded severance costs per employment agreements that were in effect for employees of Galaxy Brand Holdings, Inc. These severance costs were distributed to employees on the date of the closing of the acquisition of Galaxy Brand Holdings, Inc. Deal costs incurred by Galaxy Brand Holdings, Inc. represented legal, advisory and accounting costs incurred for acquisition related services. Contract amendments were negotiated by Galaxy Brand Holdings, Inc. prior to the closing which resulted in operating expense being recorded in their August 15, 2014 closing financial statements. All of these costs and fees were incurred by Galaxy Brand Holdings, Inc. prior to the closing of the acquisition and are not costs that would be reflected in the Issuer’s financial statements had the acquisition occurred on January 1, 2014.

Comment 18: Please disclose (a) the impact of the treatment of MSLO stock options, other MSLO equity-based awards and related benefits which result directly from the merger transactions and (b) how you considered these charges in your pro forma statement of operations.

The MSLO stock options, other MSLO equity-based awards and related benefits which result directly from the merger transactions will result in certain cash payments to the holders of such rights. The Issuer respectfully advises the Staff that the pro forma balance sheet as of June 30, 2015 and pro forma statement of operations for the six months ended June 30, 2015 have each been revised to reflect the impact of such payments. In particular, the Staff’s attention is directed to footnote (f) on page 164 of Amendment No. 1.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 2, page 170

Comment 19: You used Sequential Brands Group, Inc.’s common stock price as of July 8, 2015 to determine the total estimated purchase price. The most recent stock price at the time of filing should be used to determine the fair value of common stock to be issued in a transaction not yet consummated. Therefore, in future filings, please update the common stock price and date used to calculate the fair value of the common stock to be issued as purchase consideration.

Mr. John Reynolds

September 28, 2015

The Issuer respectfully advises the Staff that pages 4, 28 and 170 of Amendment No. 1 have been revised using Sequential’s closing stock price on the trading day prior to the filing of Amendment No. 1.

Where You Can Find More Information, page 193

Comment 20: As Sequential is not holding a special meeting, please revise your disclosure in the third paragraph on page 194.

The Issuer respectfully advises the Staff that page 194 of Amendment No. 1 has been revised to eliminate references to a special meeting of Sequential.

Annex B – Opinion of Consensus Securities LLC

Comment 21: We note on page B-3 that the opinion is “provided solely for the information and assistance of the Board of Directors of the Company.” Because it is inconsistent with the disclosures relating to the opinion, this limitation should be deleted. Alternatively, disclose the basis for Consensus’ belief that shareholders cannot rely upon the opinion to support any claims against Consensus arising under applicable state law.

Pursuant to the letter agreement between Sequential and Consensus, reliance on Consensus’ opinion is limited to Sequential and the Sequential Board of Directors. As a result, the Issuer believes that the language on page B-3 appropriately reflects the terms on which Consensus provided its opinion to Sequential. The Issuer respectfully notes that page 158 of Amendment No. 1 has been revised to provide additional disclosure about the terms of this engagement.

Signatures

Comment 22: Please include the signature of your controller or principal accounting officer.

The Issuer acknowledges the Staff’s comment and respectfully advises the Staff that Gary Klein, a signatory of the Registration Statement and Chief Financial Officer, also serves as the principal accounting officer. The Issuer respectfully notes that page II-5 of Amendment No. 1 has been revised to indicate that Mr. Klein’s signature is also provided in his capacity as principal accounting officer.

Exhibits

Comment 23: Please provide the consent required by Rule 438 of Regulation C for Ms. Stewart.

The Issuer respectfully notes that the consent required by Rule 438 of Regulation C has been included as Exhibit 99.5 to the Registration Statement.

Mr. John Reynolds

September 28, 2015

Comment 24: Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements.

In response to the Staff’s comment and pursuant to Item 601(b)(2) of Regulation S-K, please find below a list identifying the contents of all omitted disclosure schedules to the merger agreement.

MSLO Disclosure Schedule

Section 2.1	Treatment of MSLO Equity Awards
Section 3.1	Corporate Organization
Section 3.2	Capitalization
Section 3.5	Non-Contravention
Section 3.6	SEC Filings
Section 3.8(b)	Absence of Certain Changes or Events
Section 3.9(b)	Compliance with Laws; Permits
Section 3.10	Litigation
Section 3.11	Title to Properties; Absence of Liens
Section 3.12	Taxes
Section 3.13	Employee Benefit Plans; Post-Employment Welfare Benefits
Section 3.16	Intellectual Property
Section 3.17	MSLO Material Contracts
Section 3.18	Licensees
Section 3.19	Affiliate Transactions
Section 3.20	Insurance
Section 5.2	MSLO Forbearances
Section 6.11(a)	Benefits Continuation
Section 9.4	Knowledge

Sequential Disclosure Schedule

Section 1.6(c)	Holdings Directors and Officers
Section 4.2(b)	Sequential Voting Agreements
Section 4.2(c)	Sequential Subsidiaries
Section 4.6(d)	SEC Filings
Section 4.9(b)	Permits
Section 4.11	Real Property Leases
Section 4.13	Material Employee Benefit Plans; Excess Parachute Payments
Section 4.16	Intellectual Property
Section 4.19	Licensees
Section 4.21	Insurance
Section 4.22	Brokers
Section 5.3	Sequential Forbearances
Section 5.8	Termination of Certain Agreements
Section 9.4	Knowledge
Section 10.2	Permitted Liens

Mr. John Reynolds

September 28, 2015

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (212) 351-4062.

Sincerely,

/s/ Barbara L. Becker, Esq.
Barbara L. Becker, Esq.

cc:	Yehuda Shmidman
Singer Madeline Holdings, Inc.

Mr. John Reynolds

September 28, 2015

The undersigned hereby acknowledges on behalf of Singer Madeline Holdings, Inc. that in connection with the Registration Statement:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: September 28, 2015

SINGER MADELINE HOLDINGS, INC.,

by	/s/ Yehuda Shmidman
Yehuda Shmidman
Chief Executive Officer,
Secretary and Director